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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Jo-Ann Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    47758P307
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 Michael Luper, Olstein Capital Management, L.P.
                 (formerly known as Olstein & Associates, L.P.)
                 4 Manhattanville Road, Purchase, NY 10577-2119
                            Telephone: (914) 269-6100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because ofss.ss.240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THE FORM
        ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                           VALID OMB CONTROL NUMBER.

CUSIP No.  47758P307
--------------------------------------------------------------------------------

     1.   Name of  Reporting  Persons.
          I. R. S.  Identification Nos. of above persons (entities only).

          Olstein  Capital  Management,   L.P.  (formerly  known  as  Olstein  &
          Associates, L.P.) (Tax ID: 133813766)

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group

          Not Applicable

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds OO - See Item 3.

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization: New York

--------------------------------------------------------------------------------
Number of Shares
Bene-ficially Owned    7.    Sole Voting Power:  1,204,700
by Each Reporting
Person With:           ---------------------------------------------------------

                       8.    Shared Voting Power:  None

                       ---------------------------------------------------------

                       9.    Sole Dispositive Power:  1,204,700

                       ---------------------------------------------------------

                       10.   Shared Dispositive Power:  None

---------------------- ---------------------------------------------------------

     11.  Aggregate  Amount   Beneficially   Owned  By  Each  Reporting  Person:
          1,204,700

     12.  Check if the  Aggregate  Amount In Row (11) Excludes  Certain  Shares:
          [__]

     13.  Percentage of Class Represented by Amount in Row (11): 4.9%

--------------------------------------------------------------------------------

     14.  Type of Reporting Person
          IA
--------------------------------------------------------------------------------

CUSIP No.  47758P307
--------------------------------------------------------------------------------

     1.   Name of Reporting Persons.
          I. R. S. Identification Nos. of above persons (entities only).

          The Olstein Funds (Tax ID: 133837394)

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group

          Not Applicable

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds WC - See Item 3.

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e) [__]

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization: Delaware

--------------------------------------------------------------------------------
Number of Shares
Bene-ficially Owned    7.    Sole Voting Power:  1,089,400
by Each Reporting
Person With:
                       ---------------------------------------------------------

                       8.    Shared Voting Power:  None

                       ---------------------------------------------------------

                       9.    Sole Dispositive Power:  1,089,400

                       ---------------------------------------------------------

                       10.   Shared Dispositive Power:  None
---------------------- ---------------------------------------------------------

     11.  Aggregate  Amount   Beneficially   Owned  By  Each  Reporting  Person:
          1,089,400

     12.  Check if the  Aggregate  Amount In Row (11) Excludes  Certain  Shares:
          [__]

     13.  Percentage of Class Represented by Amount in Row (11): 4.5%

--------------------------------------------------------------------------------

     14.  Type of Reporting Person
          IV
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

This  statement  relates  to the common  stock (no par value) of Jo-Ann  Stores,
Inc., an Ohio corporation (the "Issuer"). The principal executive offices of the
Issuer are located at: 5555 Darrow Road, Hudson, Ohio 44236.

Item 2. Identity and Background.

Olstein Capital Management, L.P. (formerly known as Olstein & Associates, L.P.)

(a)  Name: Olstein Capital Management, L.P.

(b)  State or Other Place of its Organization: New York

(c)  Principal  Business:   A  federally   registered   investment  adviser  and
     broker-dealer

(d)  Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)  During the last five years,  Olstein Capital Management,  L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)  During the last five years, Olstein Capital Management, L.P. has not been a party  to a  civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Olstein Funds

(a)  Name: The Olstein Funds

(b)  State or Other Place of its Organization: Delaware

(c)  Principal Business: A federally  registered open-end management  investment company

(d)  Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)  During the last five years,  The Olstein Funds has not been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)  During the last five  years,  The  Olstein  Funds has not been a party to a civil  proceeding  of  a  judicial  or  administrative  body  of  competent jurisdiction  and as a result of such  proceeding  was or is  subject  to a judgment,  decree  or  final  order  enjoining  future  violations  of,  or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Olstein  Capital  Management,  LLC (formerly  known as Olstein  Advisors,  LLC), general partner of Olstein Capital Management, L.P.

(a)  Name: Olstein Capital Management, LLC

(b)  State or Other Place of its Organization: Delaware

(c)  Principal Business: Holding Company

(d)  Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)  During the last five years,  Olstein Capital  Management,  LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)  During the last five years, Olstein Capital Management,  LLC has not been a party  to a  civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Olstein, Inc., managing member of Olstein Capital Management, LLC

(a)  Name: Olstein, Inc.

(b)  State or Other Place of its Organization: New York

(c)  Principal Business: Holding Company

(d)  Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)  During the last five  years,  Olstein,  Inc.  has not been  convicted  in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)  During the last five years,  Olstein,  Inc. has not been a party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating activities  subject  to,  federal or state  securities  laws or finding any violation with respect to such laws.

Robert A.  Olstein,  Chairman,  Chief  Executive  Officer  and Chief  Investment
Officer of Olstein  Capital  Management,  L.P. and Sole  Shareholder of Olstein,
Inc.

(a)  Name: Robert A. Olstein

(b)  Business Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(c)  Present principal occupation or employment and name, principal business and address of any  corporation or other  organization in which such employment is  conducted:  Chairman,  Chief  Executive  Officer  and Chief  Investment
     Officer of  Olstein  Capital  Management,  L.P.  See above for  information regarding Olstein Capital Management, L.P.

(d)  During the last five years,  Robert A. Olstein has not been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five  years,  Robert A.  Olstein  has not been a party to a civil  proceeding  of  a  judicial  or  administrative  body  of  competent jurisdiction  and as a result of such  proceeding  was or is  subject  to a judgment,  decree  or  final  order  enjoining  future  violations  of,  or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Olstein Capital Management,  L.P. ("Olstein"),  an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended,  furnishes investment  advice to the  Olstein  All Cap Value  Fund  (formerly  known as the
Olstein Financial Alert Fund) and the Olstein Strategic Opportunities Fund, each a series of The  Olstein  Funds,  an  investment  company  registered  under the
Investment  Company Act of 1940,  as amended (the "1940  Act"),  and to the Legg
Mason  Partners  Classic  Values  Fund,  a  series  of the Legg  Mason  Partners
Investment  Trust,  an  investment   company   registered  under  the  1940  Act
(collectively,  the  "Funds").  In its role as  investment  adviser or  manager,
Olstein  possesses  voting and/or  investment power over the assets of the Funds and it is through the  investment  discretion  over these  assets  that  Olstein purchased and sold the securities of the Issuer described in this Schedule 13D.

Olstein Capital Management,  LLC, Olstein, Inc. and Robert A. Olstein all do not
beneficially  own  securities  of the  Issuer  except  to the  extent  that  the securities  described  in this  Schedule 13D may be deemed to be  controlled  by these persons through their control of Olstein.

Note: In its role as investment  adviser or manager,  Olstein  possesses  voting and/or  investment  power over the  securities  of the Issuer  described in this
Schedule 13D that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer  held by the Funds.  However,  all  securities reported in this Schedule 13D are owned by the Funds.  Pursuant to Rule 13d-4 of the Securities  Exchange Act of 1934, as amended (the "Exchange  Act"),  Olstein disclaims  beneficial ownership of such securities.  In addition,  the filing of this  Schedule 13D shall not be construed  as an  admission  that the  reporting persons  or any of its  affiliates  is the  beneficial  owner of any  securities covered by this  Schedule 13D for any other  purposes  than Section 13(d) of the
Exchange Act.

Item 4.  Purpose of Transaction.

The  securities  covered by this Schedule 13D were acquired by Olstein on behalf of the Funds for the purpose of investment. Olstein believes that the Issuer has taken steps to improve its corporate  performance,  including management changes and corporate governance  improvements,  as well as other business developments.
Accordingly,  Olstein has reduced its  holdings of the  Issuer's  Common  Stock.
Olstein  may  continue  to  take  an  active  interest  in the  Issuer,  and may communicate  with the Issuer  regarding,  among other things,  alternatives  for realizing its remaining  unrecognized  value and  suggestions  for improving the
Issuer's strategic direction,  corporate governance and management.  Olstein may in the future, on behalf of the Funds, acquire additional shares of the Issuer's
Common  Stock  in the  open  market  and may  also,  depending  on then  current circumstances,  dispose  of all or a portion of the  Common  Stock  beneficially owned  by it in one or more  transactions.  Olstein  continually  evaluates  its investment in the Issuer's Common Stock, and it may at any time and from time to time in its  discretion,  review or reconsider  its position with respect to the
Common Stock,  including changing its investment intent. Other than as described above,  Olstein does not have any present plans or proposals  which relate to or that would result in any of the actions or transactions  described in paragraphs
(a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)  Olstein Capital Management, L.P.:

     Aggregate Amount Beneficially Owned: 1,204,700

     Percentage of Class Represented: 4.9%

     The Olstein Funds:

     Aggregate Amount Beneficially Owned: 1,089,400

     Percentage of Class Represented: 4.5%

Note: In its role as investment  adviser or manager,  Olstein  possesses  voting and/or  investment  power over the  securities  of the Issuer  described in this
Schedule 13D that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer  held by the Funds.  However,  all  securities reported in this Schedule 13D are owned by the Funds.  Pursuant to Rule 13d-4 of the Exchange Act, Olstein disclaims beneficial ownership of such securities.  In addition, the filing of this Schedule 13D shall not be construed as an admission that the reporting  persons or any of its affiliates is the beneficial  owner of any securities  covered by this Schedule 13D for any other purposes than Section
13(d) of the Exchange Act.

(b)  Olstein Capital Management, L.P.:

     Sole Voting Power: 1,204,700

     Shared Voting Power: None

     Sole Dispositive Power: 1,204,700

     Shared Dispositive Power: None

     The Olstein Funds:

     Sole Voting Power: 1,089,400

     Shared Voting Power: None

     Sole Dispositive Power: 1,089,400

     Shared Dispositive Power: None

(c): Olstein Capital Management, L.P.:

---------------------------------------- ----------------- --------------------- ------------------ ------------------------
                                                                                                       Where and How the
   Identity of Person who Effected the        Date of            Amount of         Price Per Share      Transaction was
              Transaction                  Transaction     Securities Involved        of Unit              Effected
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein Strategic                                                                         Purchase through
Opportunities Fund                           11/17/06              600                 18.04         Brokerage Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/18/06             28,900               24.50              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Legg Mason Partners                                                                   Sell through Brokerage
Classic Values Fund                          12/18/06             3,400                24.50              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/19/06             99,900               24.10              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Legg Mason Partners                                                                   Sell through Brokerage
Classic Values Fund                          12/19/06             11,600               24.10              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/20/06            179,100               24.17              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Legg Mason Partners                                                                   Sell through Brokerage
Classic Values Fund                          12/20/06             20,900               24.17              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/21/06            160,400               24.46              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Legg Mason Partners                                                                   Sell through Brokerage
Classic Values Fund                          12/21/06             19,600               24.46              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/22/06             35,700               24.34              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Legg Mason Partners                                                                   Sell through Brokerage
Classic Values Fund                          12/22/06             4,300                24.34              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/26/06             22,300               24.29              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Legg Mason Partners                                                                   Sell through Brokerage
Classic Values Fund                          12/26/06             2,700                24.29              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/27/06             66,700               24.18              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Legg Mason Partners                                                                   Sell through Brokerage
Classic Values Fund                          12/27/06             8,300                24.18              Transaction
----------------------------------------------------------------------------------------------------------------------------

     The Olstein Funds:

---------------------------------------- ----------------- --------------------- ------------------ ------------------------
                                                                                                       Where and How the
  Identity of Person who Effected the        Date of            Amount of         Price Per Share       Transaction was
              Transaction                  Transaction     Securities Involved        of Unit              Effected
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/18/06             28,900               24.50              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/19/06             99,900               24.10              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/20/06            179,100               24.17              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/21/06            160,400               24.46              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/22/06             35,700               24.34              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/26/06             22,300               24.29              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------
Olstein Capital Management, L.P. on
behalf of the Olstein All Cap Value                                                                 Sell through Brokerage
Fund                                         12/27/06             66,700               24.18              Transaction
---------------------------------------- ----------------- --------------------- ------------------ ------------------------

(d)  Not applicable

(e)  Olstein  Capital  Management,  L.P. and The Olstein Funds each ceased to be the  beneficial  owner of more than five percent of the Common Stock of the
     Issuer on December 27, 2006 and December 21, 2006, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
     Securities of the Issuer.

Other than as disclosed  above in Item 3, no persons  named in Item 2 herein has any contract,  arrangement,  understanding or relationship  (legal or otherwise)
with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements,  puts or calls, guarantees of profits,  division of profits or losses, or the giving or withholding of proxies.

Item 7. Material Filed as Exhibits.

Exhibit A - Agreement Regarding Joint Filing of Schedule 13D

                                   SIGNATURES

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olstein Capital Management, L.P.                The Olstein Funds
By: Olstein Capital Management, LLC,
General Partner

By:  /s/ Michael Luper                          By:  /s/ Michael Luper
Name:   Michael Luper                           Name:   Michael Luper
Title: Executive Vice President                 Title:  Chief Accounting Officer
                                                       and Treasurer
Date:  December 27, 2006                        Date:  December 27, 2006

                                                                       Exhibit A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13D

Olstein Capital  Management,  L.P. (an investment  adviser  registered under the
Investment  Advisers Act of 1940) and The Olstein  Funds,  a Delaware  statutory trust,  hereby agree to file jointly the statement on Schedule 13D to which this
Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13d-1 under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties  hereto is responsible  for the timely filing of such  statement  and any  amendments  thereto,  and for the completeness  and accuracy of the  information  concerning  such party contained therein,  but such party is not responsible for the  completeness or accuracy of information  concerning the other party unless such party knows or has reason to believe that such information is inaccurate.  It is understood and agreed that a copy of this  Agreement  shall be  attached  as an exhibit to the  statement  on
Schedule 13D, and any amendments hereto,  filed on behalf of each of the parties hereto.

Olstein Capital Management, L.P.                The Olstein Funds
By: Olstein Capital Management, LLC,
General Partner

By:  /s/ Michael Luper                          By:  /s/ Michael Luper
Name:   Michael Luper                           Name:   Michael Luper
Title: Executive Vice President                 Title:  Chief Accounting Officer
                                                       and Treasurer
Date:  December 27, 2006                        Date:  December 27, 2006